November 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

RE:	Hertz Global Holdings, Inc.
Registration Statement on Form S-1
Filed October 15, 2021, as amended
File No. 333-260290

Dear Ms. Adeloye:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join Hertz Global Holdings, Inc. in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260290) (the “Registration Statement”) to become effective on November 8, 2021, at 3:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ William L. Jacob III
Name: William L. Jacob III
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Jin Izawa
Name: Jin Izawa
Title: Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Daniel Danev
Name: Daniel Danev
Title: Vice President

cc:	Mark Fields, Hertz Global Holdings, Inc.
Colin Diamond, White & Case LLP
Roxane Reardon, Simpson Thacher & Bartlett LLP
John C. Ericson, Simpson Thacher & Bartlett LLP
John G. O’Connell, Simpson Thacher & Bartlett LLP

Signature Page to Acceleration Request